SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12B-25

                                           Commission File Number: 33-44756

                        NOTIFICATION OF LATE FILING

(Check One): / / Form 10-K  / / Form 11-K  /X/ Form 20-F / / Form 10-Q
            / / Form N-SAR

     For Period Ended December 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form  20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

     For the Transition Period Ended:              Not Applicable
                                     -----------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:   Not Applicable
                                                        ----------------------

                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant:        Controladora Comercial Mexicana S.A. de C.V.
                                ----------------------------------------------

Former name if applicable:      Not Applicable
                                ----------------------------------------------

Address of principal executive office (Street and number): Av. Revolucion
                                                           -------------------
N(degree)780, Modulo 2, Colonia San Juan
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City, State and Zip Code:       03730 Mexico, D.F.
                                --------------------

                                  PART II
                          RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b)  The subject annual report, semi-annual report, transition report
[X] on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                  PART III
                                 NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Controladora Comercial Mexicana, S.A. de C.V. (the "Company") is unable to file, without unreasonable effort and expense, its Form 20-F Annual Report because the reconciliation between Mexican and U.S. generally accepted accounting principles that is required to be included in its audited financial statements in accordance with regulation S-X 4-01(a) (2) for the period ended December 31, 2002 has not been completed due to the failure by the auditors responsible for one of the subsidiaries, whose auditing firm is different than that of Company, to produce all of the necessary documentation to complete such reconciliation. As a result, the Company has been unable to finalize its audited financial statements in compliance with the above mentioned regulation. To date an the Company anticipates that its Form 20-F along with the audited financial statements, will be filed on or before the 15th calendar day following the prescribed due date of the Company's Form 20-F Annual Report.

                                  PART IV
                             OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Gustavo Campomanes  (52) (555)             270-9312
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     (Name)              (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              /X/ Yes   / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

                               / / Yes  /X/ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                Controladora Comercial Mexicana S.A. de C.V.
            ----------------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  June 30, 2003          By:     FRANCISCO MARTINEZ DE LA VEGA
                                  -----------------------------------------
                                  Name:   Francisco Martinez de la Vega
                                  Title:  Chief Financial Officer